SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                 Commission File Number   0-2642
                                                                        --------

        (Check one):        |X| Form 10-K and Form 10-KSB       |_| Form 11-K
        |_| Form 20-F       |_| Form 10-Q and Form 10-QSB       |_| Form N-SAR

        For period ended                          December 31, 1995
                          ------------------------------------------------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

        For the transition period ended
                                        ----------------------------------------
        Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

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                                     PART I

                             REGISTRANT INFORMATION

        Full name of registrant       DE TOMASO INDUSTRIES, INC.
                                ------------------------------------------------

        Former name if applicable

                   P.O. Box 856, 107 Monmouth Street
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                   Address of principal executive office (Street and Number)

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        City, State and Zip Code        Red Bank, NJ 07701
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                                     PART II

                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check appropriate box.)

        |_|      (a)      The reasons described in reasonable detail in Part III
of this form could not be eliminated without unreasonable effort or expense;

        |X|      (b)      The subject annual report, semi-annual report,
transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        |_|      (c)      The accountant's statement or other exhibit required
by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        Registrant will not be able to make a timely filing of its annual report on Form 10-K for the year 1995 because the audit of its financial results is not yet completed. Registrant believes that such audit will be completed and its 1995 Form 10-K will be filed on or before April 12, 1996. The reasons for the delay are as follows: (a) the acquisition in July 1995 of the operating subsidiaries of Finprogetti S.p.A. and the acquisition of Lita S.p.A., requiring the audit of eight additional subsidiaries; (b) the need to obtain additional current appraisals to support balance sheet valuations of certain assets acquired; and (c) the organization and staffing of a Milan-based office of the Registrant's Chief Financial Officer.

                                          12b25-2


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                                     PART IV

                                OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

                  Howard E. Chase, Esq.             212          735-8679
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                 (Name)                         (Area Code)  (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company expects to report a net loss for 1995 which will be approximately 50% larger than in 1994 due largely to costs incurred in the third quarter of 1995 from the purchase of the principal assets of Finprogetti S.p.A. and the redemption of a portion of the shares formally held by the Company's former Chairman. A more detailed estimate of the results of operations cannot be made until the audited financial statements are completed.


                           DE TOMASO INDUSTRIES, INC.
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                  (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date           April 1, 1996               By      s/ Howard E. Chase
     ------------------------------          -----------------------------------
                                               Howard E. Chase,
                                               President and Chief Executive
                                                 Officer



                                          12b25-3


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               Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

                                          12b25-4